Exhibit 99.1

ASX ANNOUNCEMENT

27 April 2011

Genetic Technologies secures US approval for launch of BREVAGen™
breast cancer risk test

•                  Genetic Technologies - first Australian CLIA approved laboratory

•                  Runway clear for BREVAGen™ US launch, large addressable market with no direct competitors

•                  GTG’s Melbourne laboratory now one of only a few laboratories in the world with CLIA, NATA, ISO & RCPA accreditation/certification

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has gained certification of its Australian laboratory under the US Clinical Laboratories Improvements Amendments (CLIA) (42 U.S.C. § 263a) regulated by the Centers for Medicare and Medicaid (CMS).  The certification was issued by the CMS central office which is responsible for approving non-US laboratories.

This certification is the culmination of preparations required for the US launch of the BREVAGenTM breast cancer test.  BREVAGenTM is a test that informs clinicians about their patients’ individual, non-familial, sporadic risk of breast cancer.  This product fulfils an unmet need by better classifying women at moderate risk of breast cancer who would potentially benefit from preventive therapy or more intensive monitoring.

The test combines breast cancer risk from clinically validated genetic markers, with factors from a clinical assessment based on a patient’s family and personal history (Gail Score) to give a clearer picture of an individual woman’s risk of developing breast cancer.  BREVAGenTM is the first test of its kind to give women a cost effective personal assessment of their individual risk of breast cancer.  The test fits within the recommendations made by the American Cancer Society and American Society of Clinical Oncologists to determine the five year and lifetime risk of getting breast cancer.

“BREVAGenTM is the first in a series of products in GTG’s anticipated expansion of its oncology and cancer management test portfolio and the Company is all set for commercial roll out.  The test will help many women by better determining their individual breast cancer risk and it will help health professionals better determine optimum treatment decisions,” said Dr Paul MacLeman, CEO of GTG.

CLIA certification will enable GTG’s Australian laboratory to offer compliant high-complexity medical testing services to US patients via its wholly owned US subsidiary Phenogen Sciences Inc.  Following certification, the way is clear for the US launch of the Company’s breast cancer risk test BREVAGenTM.  Under the CLIA certification, GTG may also add further cancer management products in development to its test menu without need for further regulatory applications.

A robust regulatory framework governs Laboratory Developed Tests (LDTs) such as BREVAGenTM. The comprehensive regulatory scheme established under CLIA requires laboratory’s to operate under extensive quality systems which include validation and proficiency testing.  GTG is the first Australian laboratory to gain CLIA approval.

“The aim of the CLIA regimen is to ensure quality laboratory testing.  Our CLIA status assures physicians that Genetic Technologies and Phenogen Sciences meet CLIA quality standards for proficiency testing, patient test management, quality control, personnel qualifications and quality assurance.  We are pleased to offer our CLIA certified laboratory services in support of the coming introduction of BREVAGenTM” said Dr MacLeman.

The Company’s Australian laboratory is already NATA, RCPA and ISO accredited or compliant and thus is now certified to service patients in all its target markets globally.

Launch preparations for BREVAGenTM are nearing completion and the Company expects to offer the test to US physicians and their patients in coming weeks.  BREVAGenTM will be made available to European and PacRim markets following further regulatory and market development programs.

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s buccal (cheek) swab to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, together with factors from a standard clinical assessment based on a patient’s family and personal history. These factors combine to give a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies. The test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul D R MacLeman	Rudi Michelson (Australia)	Seth Lewis (USA)
Chief Executive Officer	Monsoon Communications	Trout Group Inc.
Genetic Technologies Limited	+61 3 9620 3333	+1 646 378 2952
Phone: +61 3 8412 7000

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtglabs.com • Email: info@gtglabs.com

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040